Exhibit 1
JOINT FILING AGREEMENT
     The undersigned hereby agree that this amended Statement on Schedule 13D with respect to the Class A Subordinate Shares of CGI Group Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: February 2, 2007

BCE Inc.

By:	/s/ Martine Turcotte
Name:	Martine Turcotte
Title:	Chief Legal Officer

Bell Canada, as administrator of the Bell Canada Pension Plan

By:	/s/ Michael T. Boychuk
Name:	Michael T. Boychuk
Title:	Senior Vice-President and Treasurer

Bimcor Inc.

By:	/s/ Brian Kouri
Name:	Brian Kouri
Title:	Vice-President Finance and Administration